

Mail Stop 4720

July 18, 2017

Charles M. Shaffer
Executive Vice President and Chief Financial Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

> **Re:** **Seacoast Banking Corporation of Florida**
> **Registration Statement on Form S-4**
> **Filed June 21, 2017**
> **File No. 333-218873**

Dear Mr. Shaffer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise to provide a range of total merger consideration values that shareholders may receive for each PBCB share they hold. For example, please disclose, if true, that the per share merger consideration is expected to be within a range of $26.93 and $28.65, unless the merger agreement is terminated. Please make corresponding revisions throughout your prospectus as appropriate.

2. Please revise the cover page to materially describe all potential adjustments to the merger consideration. In this regard, we note that both parties have termination rights if the Seacoast closing price is less than $19.00, in which case Seacoast may prevent termination by adjusting the merger consideration. Alternatively, please cross-reference

the relevant disclosure in your Q&A or summary section that describes the potential adjustments.

Summary, page 6

3.   Please disclose in your prospectus summary that PBCB shareholders have certain indemnification obligations in the event that the tax insurance policy is insufficient to cover any taxes resulting from the letter ruling matter, as discussed on page 69, and also disclose the expiration date of the same. Please make corresponding revisions to your Q&A section.

Interests of PBCB Directors and Executive Officers in the Merger

Payments under Certain Contracts, page 59

4.   Please revise this discussion regarding certain of PBCB officers' employment agreements to quantify the estimated payments and benefits that would be provided to each person individually.

Conditions to Completion of the Merger

Additional Closing Conditions to the Obligations of Seacoast, page 74

5.   We note your disclosure of the closing condition that PBCB's consolidated tangible shareholders' equity shall be at least $36.5 million and general allowance for loan and lease losses shall be at least 0.75% of total loans and leases outstanding. Please disclose PBCB's measurement for each requirement as of a recent date.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: Randolph A. Moore III, Esq.